

Mail Stop 3561

August 14, 2017

B.P. Allaire
Chief Executive Officer
Foothill Exploration, Inc.
633 17th St., Suite 1700-A
Denver, CO 80202

> **Re: Foothills Exploration, Inc. (f/k/a Key Link Assets Corp.)**
> **Form 8-K**
> **Filed June 10, 2016**
> **File No. 333-190836**

Dear Mr. Allaire:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products